

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

<u>Mail Stop 3720</u>

September 26, 2017

Mr. Ken DeCubellis
Chief Executive Officer
Black Ridge Acquisition Corporation
110 North 5th Street, Suite 410
Minneapolis, Minnesota 55403

> **Re: Black Ridge Acquisition Corporation**
> **Registration Statement on Form S-1**
> **Filed on September 18, 2017**
> **File no. 333-220516**

Dear Mr. DeCubellis

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Potential Conflicts, page 3</u>

1.   Please revise your disclosures in paragraph one to clarify that your sponsor Black Ridge Oil & Gas is currently conducting a rights offering to raise money to fund its sponsorship

of the Company and potentially to fund its independent acquisition of distressed assets in the energy industry.

<u>Because of our structure, other companies may have a competitive advantage and we may not be able to consummate an attractive business combination., page 21</u>

2.   Please revise to briefly discuss the fact that you may likewise be subject to competition for acquisitions from your sponsor, Black Ridge Oil & Gas.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365 or Robert S. Littlepage, Accountant Branch Chief, at 202-551-3316 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11- Telecommunications

Cc: Jeffrey M. Gallant, Esq.
        Graubard Miller